Exhibit 99.1

P R E S S R E L E A S E
Amdocs Limited Reports Quarterly Revenue of $812 Million, Up 6.6% YoY
Expects Fiscal 2012 non-GAAP EPS growth of at least 10-12%
Key highlights:
•	Fourth fiscal quarter revenue of $812 million, compared to the $800-$815 million guidance range. The acquisition of Bridgewater Systems Corporation positively affected revenue by approximately $7 million which was not reflected in the company’s guidance. Additionally, foreign currency movements negatively affected revenue by approximately $4 million sequentially relative to the third fiscal quarter of 2011
•	Fourth fiscal quarter non-GAAP operating income of $134 million; non-GAAP operating margin of 16.5%; GAAP operating income of $105 million
•	Fourth fiscal quarter diluted non-GAAP EPS of $0.62, compared to the $0.58-$0.64 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects
•	Diluted GAAP EPS of $0.49 for the fourth fiscal quarter, compared to the $0.46-$0.54 guidance range
•	Free cash flow of $118 million for the fourth fiscal quarter
•	Twelve-month backlog of $2.67 billion at the end of the fourth fiscal quarter, up $50 million from the end of the third fiscal quarter of 2011
•	Repurchased $192 million of ordinary shares during the fourth fiscal quarter
•	First quarter fiscal 2012 guidance: Expected revenue of approximately $805-$825 million and diluted non-GAAP EPS of $0.61-$0.67, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.49-$0.57
•	Fiscal 2012 guidance: Expected non-GAAP earnings per share growth of at least 10-12% and revenue growth of approximately 5-6% in fiscal 2012 compared to fiscal 2011

ST. LOUIS — November 8, 2011 — Amdocs Limited (NYSE: DOX) today reported that for its fourth fiscal quarter ended September 30, 2011, revenue was $812.2 million, up 1.3% sequentially from the third fiscal quarter of 2011 and up 6.6% as compared to last year’s fourth fiscal quarter. Net income on a non-GAAP basis was $111.2 million, or $0.62 per diluted share, compared to non-GAAP net income of $122.4 million, or $0.62 per diluted share, in the fourth quarter of fiscal 2010. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $23.8 million, net of related tax effects, in the fourth quarter of fiscal 2011 and excludes such amortization and equity-based compensation expenses of $27.6 million, net of related tax effects, in the fourth quarter of fiscal 2010. The Company’s GAAP net income for the fourth quarter of fiscal 2011 was $87.4 million, or $0.49 per diluted share, compared to GAAP net income of $94.7 million, or $0.48 per diluted share, in the prior year’s fourth fiscal quarter.
“We concluded fiscal 2011 with strong execution, on-going deal momentum in the emerging markets and continued progress in revitalizing our European business. In North America, we continued to see solid demand in 2011 and further extended our market leadership with key competitive wins. Additionally, our profitability improved throughout the year as the investment decisions we made at the beginning of 2011 yielded results,” said Eli Gelman, chief executive officer of Amdocs Management Limited.
Gelman continued, “Looking ahead to fiscal 2012, we are embarking on many new, industry-leading projects at several of the world’s largest operators. Our focused strategy of empowering service providers to support compelling customer experiences while concurrently improving their ability to monetize new data services is resonating in the market. The acquisition of Bridgewater Systems, which closed in the fourth fiscal quarter, further solidifies our position as a leader in driving the data experience. We are, however, approaching the new fiscal year with some level of caution as the macroeconomic outlook remains uncertain, particularly in Europe.”
Gelman concluded, “During the fourth fiscal quarter, we more aggressively executed on our buyback program. Since resuming the program in April 2010, we have now repurchased $1 billion of our ordinary shares as of September 30, 2011, or approximately 17% of our shares outstanding. We expect the combination of a solid fundamental outlook for the business of 5-6% revenue growth along with our previously executed share repurchase activity to drive at least 10-12% non-GAAP earnings per share growth for Amdocs in fiscal 2012.”
Financial Discussion of Fourth Fiscal Quarter Results
Free cash flow was $118 million for the quarter, comprised of cash flow from operations of $148 million less $30 million in net capital expenditures and other.
Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.67 billion at the end of the fourth quarter of fiscal 2011.
Fiscal Year 2011 Results
For the fiscal year ended September 30, 2011, revenue increased by 6.5% to $3.2 billion. Fiscal 2011 net income on a non-GAAP basis was $434.6 million, or $2.33 per diluted share (excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $87.9 million, net of related tax effects), compared to non-GAAP net income of $471.7 million, or $2.31 per diluted share, in fiscal 2010 (excluding amortization of purchased intangible assets and other acquisition related costs, equity-based compensation expenses and loss from divestiture of a subsidiary of $127.8 million, net of related tax effects). The Company’s GAAP net income in fiscal 2011 was $346.7 million, or $1.86 per diluted share, compared to GAAP net income of $343.9 million, or $1.69 per diluted share, in fiscal 2010.
Financial Outlook
Amdocs expects that revenue for the first quarter of fiscal 2012 will be approximately $805-$825 million. Diluted earnings per share on a non-GAAP basis for the first fiscal quarter are expected to be $0.61-$0.67, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the first fiscal quarter will be $0.49-$0.57.

For the fiscal year 2012 compared to fiscal year 2011, Amdocs anticipates at least 10-12% non-GAAP earnings per share growth and revenue growth of 5-6%.
Conference Call Details
Amdocs will host a conference call on November 8, 2011 at 5:00 p.m. Eastern Time to discuss the Company’s fourth fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.
Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other (expense) income, net, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets and other acquisition related costs;
•	equity-based compensation expense;
•	loss from divestiture of a subsidiary; and
•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other (expense) income, net, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding

GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.
For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, equity-based compensation expense, loss from divesture of a subsidiary and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.
Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other (expense), income net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.
Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation. The company combines business and operational support systems, service delivery platforms, proven services, and deep industry expertise to enable service providers and their customers to do more in the connected world. Amdocs’ offerings help service providers explore new business models, differentiate through personalized customer experiences, and streamline operations. A global company with revenue of approximately $3.2 billion in fiscal 2011, Amdocs has over

19,000 employees and serves customers in more than 60 countries worldwide. For more information, visit Amdocs at www.amdocs.com.
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2010 filed on December 7, 2010 and in our quarterly 6-K filed on February 8, 2011, May 11, 2011 and August 8, 2011.
Contact:
Elizabeth W. Grausam
Vice President, Corporate Strategy and Investor Relations
Amdocs
314-212-8328
E-mail: dox_info@amdocs.com
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AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended		Twelve months ended
	September 30,		September 30,
	2011	2010	2011	2010
Revenue:
License	$31,543	$25,276	$119,237	$100,967
Service	780,660	736,918	3,058,491	2,883,256

	812,203	762,194	3,177,728	2,984,223
Operating expenses:
Cost of license	1,099	375	2,627	2,021
Cost of service	524,251	485,916	2,066,740	1,903,645
Research and development	58,944	54,287	221,886	207,836
Selling, general and administrative	103,729	96,531	409,465	373,585
Amortization of purchased intangible assets and other	19,628	22,197	72,646	86,703

	707,651	659,306	2,773,364	2,573,790

Operating income	104,552	102,888	404,364	410,433
Interest and other (expense) income, net	(5,405)	2,109	(8,657)	(25,135)

Income before income taxes	99,147	104,997	395,707	385,298
Income taxes	11,768	10,259	49,042	41,392

Net income	$87,379	$94,738	$346,665	$343,906

Basic earnings per share	$0.49	$0.49	$1.87	$1.70

Diluted earnings per share	$0.49	$0.48	$1.86	$1.69

Basic weighted average number of shares outstanding	178,232	195,189	185,213	202,584

Diluted weighted average number of shares outstanding	179,378	196,487	186,559	204,076

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended		Twelve months ended
	September 30,		September 30,
	2011	2010	2011	2010
Revenue	$812,203	$762,194	$3,177,728	$2,984,223
Non-GAAP operating income	133,883	137,212	513,641	541,591
Non-GAAP net income	111,187	122,351	434,580	471,708
Non-GAAP diluted earnings per share	$0.62	$0.62	$2.33	$2.31
Diluted weighted average number of shares outstanding	179,378	196,487	186,559	204,076

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	September 30, 2011
		Reconciliation items
	GAAP	Amortization of	Equity based	Tax effect	Non-GAAP
		purchased	compensation
		intangible assets	expense
		and other
Operating expenses:
Cost of license	$1,099	$—	$—	$—	$1,099
Cost of service	524,251	—	(4,718)	—	519,533
Research and development	58,944	—	(714)	—	58,230
Selling, general and administrative	103,729	—	(4,271)	—	99,458
Amortization of purchased intangible assets and other	19,628	(19,628)	—	—	—

Total operating expenses	707,651	(19,628)	(9,703)	—	678,320

Operating income	104,552	19,628	9,703	—	133,883

Income taxes	11,768	—	—	5,523	17,291

Net income	$87,379	$19,628	$9,703	$(5,523)	$111,187

	Three months ended
	September 30, 2010
		Reconciliation items
	GAAP	Amortization of	Equity based	Tax effect	Non-GAAP
		purchased	compensation
		intangible assets	expense
		and other
Operating expenses:
Cost of license	$375	$—	$—	$—	$375
Cost of service	485,916	—	(5,438)	—	480,478
Research and development	54,287	—	(1,064)	—	53,223
Selling, general and administrative	96,531	—	(5,625)	—	90,906
Amortization of purchased intangible assets and other	22,197	(22,197)	—	—	—

Total operating expenses	659,306	(22,197)	(12,127)	—	624,982

Operating income	102,888	22,197	12,127	—	137,212

Income taxes	10,259	—	—	6,711	16,970

Net income	$94,738	$22,197	$12,127	$(6,711)	$122,351

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Twelve months ended
	September 30, 2011
		Reconciliation items
	GAAP	Amortization of	Equity based	Tax effect	Non-GAAP
		purchased	compensation
		intangible assets	expense
		and other
Operating expenses:
Cost of license	$2,627	$—	$—	$—	$2,627
Cost of service	2,066,740	—	(14,641)	—	2,052,099
Research and development	221,886	—	(2,701)	—	219,185
Selling, general and administrative	409,465	—	(19,289)	—	390,176
Amortization of purchased intangible assets and other	72,646	(72,646)	—	—	—

Total operating expenses	2,773,364	(72,646)	(36,631)	—	2,664,087

Operating income	404,364	72,646	36,631	—	513,641

Income taxes	49,042	—	—	21,362	70,404

Net income	$346,665	$72,646	$36,631	$(21,362)	$434,580

	Twelve months ended
	September 30, 2010
		Reconciliation items
	GAAP	Amortization of purchased	Equity based	Loss from	Tax effect	Non-GAAP
		intangible assets	compensation	divestiture of a
		and other	expense	subsidiary
Operating expenses:
Cost of license	$2,021	$—	$—	$—	$—	$2,021
Cost of service	1,903,645	—	(20,061)	—	—	1,883,584
Research and development	207,836	—	(4,218)	—	—	203,618
Selling, general and administrative	373,585	—	(20,176)	—	—	353,409
Amortization of purchased intangible assets and other	86,703	(86,703)	—	—	—	—

Total operating expenses	2,573,790	(86,703)	(44,455)	—	—	2,442,632

Operating income	410,433	86,703	44,455	—	—	541,591

Interest and other (expense) income, net	(25,135)	—	—	23,399	—	(1,736)
Income taxes	41,392	—	—	—	26,755	68,147

Net income	$343,906	$86,703	$44,455	$23,399	$(26,755)	$471,708

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	September 30, 2011	September 30, 2010
ASSETS
Current assets Cash, cash equivalents and short-term interest-bearing investments	$1,173,470	$1,433,299
Accounts receivable, net, including unbilled of $72,048 and $62,246, respectively	565,853	580,000
Deferred income taxes and taxes receivable	112,656	126,083
Prepaid expenses and other current assets	127,341	112,417

Total current assets	1,979,320	2,251,799
Equipment and leasehold improvements, net	258,402	258,273
Goodwill and other intangible assets, net	1,933,154	1,856,178
Other noncurrent assets	465,696	454,354

Total assets	$4,636,572	$4,820,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities Accounts payable, accruals and other	$594,603	$621,549
Short-term financing arrangements	250,000	200,000
Deferred revenue	151,423	184,481
Deferred income taxes and taxes payable	15,180	18,117

Total current liabilities	1,011,206	1,024,147
Other noncurrent liabilities	602,065	567,077
Shareholders’ equity	3,023,301	3,229,380

Total liabilities and shareholders’ equity	$4,636,572	$4,820,604

AMDOCS LIMITED
Consolidated Statements of Cash Flows
(in thousands)

	Year ended September 30,
	2011	2010
Cash Flow from Operating Activities:
Net income	$346,665	$343,906
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	181,477	195,940
Loss from divestiture of a subsidiary	—	23,399
Equity-based compensation expense	36,631	44,455
Deferred income taxes	1,252	(19,137)
Excess tax benefit from equity-based compensation	(178)	(126)
Loss (gain) from short-term interest-bearing investments	1,386	(1,284)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	38,062	(131,387)
Prepaid expenses and other current assets	(10,741)	9,009
Other noncurrent assets	(15,807)	(35,948)
Accounts payable, accrued expenses and accrued personnel	(46,976)	187,652
Deferred revenue	(34,444)	33,927
Income taxes payable	27,289	20,272
Other noncurrent liabilities	10,876	14,520

Net cash provided by operating activities	535,492	685,198

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(109,779)	(86,945)
Proceeds from sale of short-term interest-bearing investments	591,147	1,503,231
Purchase of short-term interest-bearing investments	(521,999)	(1,449,494)
Net cash paid for acquisitions	(162,964)	(200,307)
Net cash received from divestiture of a subsidiary	—	20,275
Other	(18,076)	1,734

Net cash used in investing activities	(221,671)	(211,506)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	250,000	200,000
Payments under financing arrangements	(200,000)	—
Repurchase of shares	(624,241)	(389,287)
Proceeds from employee stock options exercised	56,474	23,644
Payments under capital lease, short-term financing arrangements and other	(878)	(616)

Net cash used in financing activities	(518,645)	(166,259)

Net (decrease) increase in cash and cash equivalents	(204,824)	307,433
Cash and cash equivalents at beginning of year	1,036,195	728,762

Cash and cash equivalents at end of year	$831,371	$1,036,195

AMDOCS LIMITED
Supplementary Information
(in millions)

	Three months ended
	September 30,	June 30,	March 31,
	2011	2011	2011	December 31, 2010	September 30, 2010
North America	$585.1	$584.9	$598.4	$564.6	$569.7
Europe	102.0	105.5	97.2	98.4	91.0
Rest of World	125.1	111.0	93.3	112.2	101.5

Total Revenue	$812.2	$801.4	$788.9	$775.2	$762.2

	Three months ended
	September 30,	June 30,	March 31,
	2011	2011	2011	December 31, 2010	September 30, 2010
Emerging Markets Revenue	$79.5	$73.2	$52.1	$67.8	$69.5

	Three months ended
	September 30,	June 30,	March 31,
	2011	2011	2011	December 31, 2010	September 30, 2010
Managed Services Revenue	$384.8	$384.2	$382.6	$371.2	$355.5

	Three months ended
	September 30,	June 30,	March 31,
	2011	2011	2011	December 31, 2010	September 30, 2010
Customer Experience Systems	$764.6	$751.1	$737.2	$725.4	$714.9
Directory	47.6	50.3	51.7	49.8	47.3

Total Revenue	$812.2	$801.4	$788.9	$775.2	$762.2

	As of
	September 30,	June 30,	March 31,
	2011	2011	2011	December 31, 2010	September 30, 2010
12-Month Backlog	$2,670	$2,620	$2,590	$2,560	$2,525

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